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                                                                       EXHIBIT 1

   CMGI Withdraws its Proposal to Acquire Outstanding Public Shares of Engage

ANDOVER, Mass. -- June 21, 2002--CMGI, Inc. (Nasdaq:CMGI), the Internet operating and development company, announced today that CMGI has withdrawn its proposal to acquire all of the outstanding publicly held shares of Engage. CMGI had publicly announced the proposal on May 21, 2002.

"During the month since we made the proposal, senior management of Engage and CMGI could not reach a consensus as to the execution of the business strategy for Engage. As a result, CMGI has decided to withdraw its proposal to acquire the remainder of Engage," said Thomas Oberdorf, Chief Financial Officer of CMGI. CMGI currently holds approximately 148 million shares of common stock of Engage (excluding shares issuable upon conversion of notes held by CMGI), which represents approximately 75.5% of Engage's outstanding shares.

In addition, CMGI announced that David S. Wetherell, Chairman of CMGI, and George A. McMillan, Chief Executive Officer of CMGI, have resigned from the Board of Directors of Engage, effective immediately.

About CMGI and @Ventures

CMGI, Inc. (Nasdaq:CMGI), a leading diversified Internet operating and development company, is comprised of established and emerging companies, including both CMGI operating businesses and investments made through its venture capital affiliate, @Ventures. CMGI companies span a range of vertical market segments including e-business and fulfillment; enterprise software and services; and managed application services.

CMGI's majority-owned operating companies include Engage (Nasdaq:ENGA), NaviSite (Nasdaq:NAVI), AltaVista, Equilibrium, ProvisionSoft, SalesLink, Tallan, uBid and Yesmail. @Ventures has ownership interests in more than 30 companies, with a focus on identifying, investing in and developing emerging technology companies and eBusinesses.

CMGI's corporate headquarters is located at 100 Brickstone Square, Andover, MA 01810. @Ventures has offices there, as well as at 3000 Alpine Road, Menlo Park, CA 94028.


________________

Contact:

     CMGI, Inc.
     Thomas Oberdorf, (978) 684-3029
     Chief Financial Officer
     ir@cmgi.com